MY ORGANIC BABY INC.
Balance Sheets
As of April 30, 2007
(Expressed in Canadian dollars)

	April 30, 2007	January 31, 2007
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$49,470	$172,812
Accounts receivable	232,158	135,745
Inventories	211,673	7,495
Prepaid expenses and sundry assets	132,426	7,991
	625.727	324,042
Property, plant and equipment	22,267	-
	$647,994	$324,042
Liabilities and Shareholders’ Equity
Liabilities
Current
Accounts payable and accrued liabilities	599,745	326,905
Advances to related company	-	8,400
	599,745	335,305
Shareholders’ equity:
Share capital	100	100
Retained earnings	48,149	(11,363)
	48,249	(11,263)

	$647,994	$324,042

Approved on behalf of the Board:

_____________________________________	Director

_____________________________________	Director

The accompanying Financial Statements for the three months ended April 30, 2007 have not been reviewed or audited by the Company’s Auditor

MY ORGANIC BABY INC.
Statement of Income and Retained Earnings
(Unaudited)
(Expressed in Canadian dollars)

	Unaudited	Unaudited
	For the 3 months ended	For the 3 months ended

	April 30	April 30,
	2007	2006
	$	$
Sales	943,526	320,774

Cost of sales	790,806	371,916

Gross profit (loss)	152,720	(51,142)

Advertising and promotion	1,865	37,978
Management consulting fees	10,729	-
Commission	23,972	652
Professional fees	4,636	-
Office and general	5,400	354
Travel	23,325	11,837
Interest and bank charges	2,281	-
	72,208	50,821

Income (loss) before Income taxes	80,512	101,963

Income taxes	21,000	-

Net Income (loss)	59,512	101,963